ITEM 77M
                                     MERGERS

On April 23, 2003, Treasury Cash Fund, Government Cash Fund, and Cash Fund, each a series of Monarch Funds, a Delaware statutory trust ("Monarch Funds - Delaware"), merged with and into Daily Assets Treasury Fund, Daily Assets Government Fund, and Daily Assets Cash Fund, respectively, each a series of Monarch Funds, a Massachusetts business trust ("Monarch Funds - Massachusetts"). The Board of Trustees of Monarch Funds - Delaware and Monarch Funds - Massachusetts approved the merger. The Agreement and Plan of Reorganization underlying the merger of the funds is attached below.

On June 6, 2003, Daily Assets Treasury Obligations Fund, Daily Assets Government Obligations Fund, and Daily Assets Cash Fund, each a series of Forum Funds, merged with and into Daily Assets Treasury Fund, Daily Assets Government Fund, and Daily Assets Cash Fund, respectively, each a series of Monarch Funds. The Board of Trustees of Forum Funds and Monarch Funds, and the shareholders of each of the above-named series of Forum Funds approved the merger. The Agreement and Plan of Reorganization underlying the merger of the funds is attached below.

On July 23, 2003, Daily Assets Government Fund, a series of Forum Funds, merged with and into Daily Assets Government Obligations Fund, a series of Monarch Funds. The Board of Trustees of Forum Funds and Monarch Funds, and the shareholders of the above-named series of Forum Funds approved the merger. The Agreement and Plan of Reorganization underlying the merger of the funds is attached below.